FRESENIUS MEDICAL CARE


                            P R E S S  R E L E A S E


                                         October 17, 2001

                                         Oliver Heieck, Corporate Communications

                                         Tel.: +49-6172-6082101

                                         Fax: +49-6172-6082294

                                         e-mail: pr-fmc@fmc-ag.de

                                         www.fmc-ag.com



     Fresenius Medical Care AG

     appoints new Chief Financial Officer



     Bad Homburg, Germany - October 17, 2001 - Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced that as of November 1, 2001, Dr. Ulf M. Schneider (36), will join the Management Board of Fresenius Medical Care AG as Chief Financial Officer. Dr. Ulf M. Schneider was Group Finance Director for Gehe UK plc. in Coventry, UK.

                                      # # #

     Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects some 1,000,000 individuals worldwide. Through its network of approximately 1,360 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 102,000 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.
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Postal address: Fresenius Medical Care AG,
Corporate Communications, D-61346 Bad Homburg                        Page 1 of 1